Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-201263

May 1, 2015

Hailiang Education Group Inc.

Hailiang Education Group Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest in the securities being offered, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Network 1 Financial Securities, Inc. at +1-800-886-7007 (toll-free within the United States) or +1-732-758-9001. You may also access the Company’s most recent prospectus dated May 1, 2015, which is included in Amendment No. 3 to the registration statement on Form F-1 of the Company, as filed with the SEC via EDGAR on May 1, 2015, or Amendment No.  3, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1596964/000119312515165433/d659578df1a.htm.

This free writing prospectus reflects the following amendments that were made to the Company’s preliminary prospectus dated April 3, 2015. All references to page numbers are to page numbers in Amendment No. 3.

“Prospectus Front Cover”

The Company has revised the table for the initial public offering price and the underwriting discounts and commissions on the prospectus front cover as follows:

We have agreed to pay Network 1 Financial Securities, Inc. as the underwriter an underwriter fee equal to     % of the gross proceeds of the offering from investors introduced by the underwriter and an underwriter fee equal to     % of the gross proceeds of the offering from investors introduced by us. We have agreed to grant to the underwriter a warrant equal to 5% of the aggregate number of the ADSs sold in the offering. We have agreed to pay a non-accountable expense allowance to the underwriter of     % of the first US$              million of the gross proceeds of the offering and     % of the amount above US$              million of the gross proceeds of the offering. We have agreed to pay the underwriter’s reasonable out-of-pocket expenses (including fees and expenses of the underwriter’s counsel) incurred by the underwriter in connection with this offering up to US$120,000. See “Underwriting” in this prospectus for more information regarding our arrangements with the underwriter.

	Minimum offering amount		Maximum offering amount
	Per ADS	Total	Per ADS	Total
Initial public offering price
Underwriting discounts and commissions ( %) for sales to investors introduced by the underwriter(1)
Underwriting discounts and commissions ( %) for sales to investors introduced by us(1)
Proceeds to our company before expenses(1)(2)

(1)	See “Underwriting” in this prospectus for more information regarding our arrangements with the underwriter.
(2)	The total estimated expenses related to this offering are set forth in the section entitled “Expenses Related to This Offering.”

“Prospectus Summary—The Offering,” “Use of Proceeds”

The Company has revised the first paragraph of “Prospectus Summary—The Offering—Use of proceeds” on page 11 as follows:

Use of proceeds . . . . . . . . . . . . . . .	We estimate that we will receive net proceeds from the minimum offering amount of approximately US$7.7 million from this offering, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us and assuming an initial public offering price of US$7.00 per ADS, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, and net proceeds from the maximum offering amount of approximately US$13.0 million from this offering, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us and assuming an initial public offering price of US$7.00 per ADS, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus.

The Company has revised the first paragraph in “Use of Proceeds” on page 50 as follows:

We estimate that we will receive net proceeds from the minimum offering amount of approximately US$7.7 million, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, and net proceeds from the maximum offering amount of approximately US$13.0 million, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an initial offering price of US$7.00 per ADS, the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus. Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$7.00 per ADS would increase (decrease) the net proceeds of this offering by approximately US$1.6 million if the minimum offering amount is sold, or approximately US$2.4 million if the maximum offering amount is sold.

The Company has revised the use of proceeds table in “Prospectus Summary—The Offering—Use of proceeds” and “Use of Proceeds” on pages 12 and 50 as follows:

	Use of net proceeds (Minimum offering amount)		Use of net proceeds (Maximum offering amount)
Acquisition of additional schools (although currently we are not negotiating any acquisitions)	approximately US$	3.9 million	approximately US$	6.6 million
Leasehold improvement	approximately US$	1.5 million	approximately US$	2.6 million
Marketing to enhance our brand	approximately US$	0.4 million	approximately US$	0.6 million
Recruit additional administrative staff	approximately US$	0.4 million	approximately US$	0.6 million
Enhance our information technology systems and our general working capital	approximately US$	1.5 million	approximately US$	2.6 million

“Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

The Company has revised the fiscal year end of the annual report for which the Company is required to include a report from the management on the effective ness of internal control over financial reporting in the second paragraph on page 28 as follows:

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the year ending June 30, 2016. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

“Capitalization”

The Company has revised the capitalization table on page 53 as follows:

	December 31, 2014
	Actual		As adjusted (minimum offering amount)		As adjusted (maximum offering amount)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands, except share and per share data)
Equity
Share capital (US$0.0001 par value, 1,000,000,000 shares authorized, 365,000,000 shares issued and outstanding; 392,200,000 shares issued and outstanding, as adjusted to reflect the minimum issuance, and 405,000,000 shares issued and outstanding, as adjusted to reflect the maximum issuance	239	39	256	42	264	43
Share premium	18,628	3,002	91,306	14,716	125,362	20,204
Contributed capital	225,895	36,408	225,895	36,408	225,895	36,408
Translation reserve	18	3	18	3	18	3
Retained earnings	362,608	58,442	362,608	58,442	362,608	58,442

Total equity	607,388	97,894	680,083	109,611	714,147	115,100

Total capitalization	607,388	97,894	680,083	109,611	714,147	115,100

“Dilution—Dilution to New Investors if the Minimum Offering Amount is Sold”

The Company has added “US$ in thousands” for the amount of Total Consideration in the first table on page 56 as follows:

	Ordinary shares purchased		Total consideration			Average price per ordinary share		Average price per ADS
	Number	Percent	Amount		Percent
			(US$ in thousands)
Existing shareholders	365,000,000	93%	US$	84,666	88%	US$	0.23	US$	3.71
New investors	27,200,000	7%	US$	11,900	12%	US$	0.44	US$	7.00

Total	392,200,000	100.0%	US$	96,566	100.0%

“Dilution—Dilution to New Investors if the Maximum Offering Amount is Sold”

The Company has added “US$ in thousands” for the amount of Total Consideration in the table on page 57 as follows:

	Ordinary shares purchased		Total consideration			Average price per ordinary share		Average price per ADS
	Number	Percent	Amount		Percent
			(US$ in thousands)
Existing shareholders	365,000,000	90.1%	US$	84,666	82.9%	US$	0.23	US$	3.71
New investors	40,000,000	9.9%	US$	17,500	17.1%	US$	0.44	US$	7.00

Total	405,000,000	100.0%	US$	102,166	100.0%

“Business—Our Growth Strategies—Expand and upgrade our school facilities,” and “Business—Our Schools and Programs—New school campus”

The Company has updated details of the new school campus facilities in the first paragraph on page 102 and the second last paragraph on page 106 as follows:

When completed, the new school campus is expected to occupy a total site area of 850,000 square meters, with expected gross floor area of approximately 550,000 square meters, and have approximately six classroom buildings, an administrative building, six dining halls, a multi-function sports center with basketball courts and an in-door swimming pool, six track fields, a landmark tower, a school hospital, a hotel, a student activity center, 20 student dormitory buildings and ten dormitory buildings for teachers and staff. As such, this facility will be significantly larger than our current schools which have a total combined gross floor area and site area of approximately 270,000 square meters. The new school campus is designed to accommodate a maximum of approximately 12,000 students and 2,000 teachers. The school facility will contain a number of modern and distinctive buildings such as the main administration and classroom building, the landmark tower, and the new kindergarten department building with a distinctive spiral architectural design.

“Management—Directors and Executive Officers”

The Company has revised the bio of Mr. Lei Chen to correct the year he obtained his bachelor’s degree on page 123 as follows:

Mr. Lei Chen has served as the chief financial officer of Hailiang Inc. since 2014 and has served as the financial consultant of Hailiang Inc. from 2011 to 2013. Prior to joining our group, Mr. Chen served as Senior Vice President for Cornerstone Advisors LLP. Prior to that, he worked as an auditing manager at KPMG and a senior auditor at PricewaterhouseCoopers from 2006 to 2009 and from 2003 to 2006, respectively. Mr. Chen received his bachelor’s degrees in International Business and Accounting from Guangdong University of Foreign Studies in 2003. Mr. Chen is a member of the Chinese Institute of Certified Public Accountants.

“Underwriting—Discounts, Commissions and Expenses”

The Company has revised the first three paragraphs on pages 162 and 163 as follows.

We have agreed to pay the underwriter an underwriting fee equal to     % of the gross proceeds of the offering from investors introduced by the underwriter and an underwriter fee equal to     % of the gross proceeds of the offering from investors introduced by us.

We have agreed to pay a non-accountable expense allowance to the underwriter of     % of the first US$              million of the gross proceeds of the offering and     % of the amount above US$              million of the gross proceeds of the offering. We have agreed to pay the underwriter’s reasonable out-of-pocket expenses (including fees and expenses of the underwriter’s counsel) incurred by the underwriter in connection with this offering up to US$120,000. We have paid an advance of US$80,000 to the underwriter to be applied to the underwriter’s anticipated out-of-pocket expenses. The advance will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C). We have also agreed to grant to the underwriter a warrant covering a number of ADSs equal to 5% of the aggregate number of the ADSs sold in the offering. The underwriter warrants will be non-exercisable for six months from the date of this prospectus and will expire three years from the date of this prospectus. The underwriter warrants will be exercisable at a price equal to 165% of the offering price and shall not be redeemable. We will register the shares underlying the underwriter warrants and will file all necessary undertakings in connection therewith. The underwriter warrants may not be transferred, assigned or hypothecated for a period of six months following this offering, except that they may be assigned, in whole or in part, to any successor, officer, manager, member, or partner of the underwriter, and to members of the underwriting syndicate or selling group and their respective officers, managers, members or partners. The underwriter warrants may be exercised as to all or a lesser number of shares, will provide for cashless exercise and will contain provisions for one demand registration of the sale of underlying shares at our expense, an additional demand registration at the underwriter warrants’ holders’ expenses, and unlimited “piggyback” registration rights at our expense for a period of three years from the date of this prospectus. The demand for registration may be made at any time after one year from the date of this prospectus but no later than three years from the date of this prospectus.

We have agreed to pay our expenses related to the offering, including but not limited to, among others, preparation of printed documents for closing and deal mementos with costs not exceeding US$3,000. We estimate that our total expenses related to this offering, excluding the estimated underwriting discounts and commissions and payment of the underwriter’s expenses referred to above, will be approximately US$3.3 million.

The Company has revised the underwriting discounts and commissions table on page 163 as follows.

	Minimum offering amount		Maximum offering amount
	Per ADS	Total	Per ADS	Total
Underwriting discounts and commissions ( %) for sales to investors introduced by the underwriter

Underwriting discounts and commissions ( %) for sales to investors introduced by us

Total

“Legal Matters”

The Company has revised the legal mattes on page 171 as follows.

We are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State laws. The underwriter is being represented by Mei & Mark LLP with respect to certain legal matters as to United States federal securities and New York State laws. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to PRC law will be passed upon for us by AllBright Law Offices and for the underwriter by Zhejiang Jianrong Law Firm. Kirkland & Ellis International LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and AllBright Law Offices with respect to matters governed by PRC law. Mei & Mark LLP may rely upon Zhejiang Jianrong Law Firm with respect to matters governed by PRC law.